July 2, 2024

Todd Wilson
Chief Financial Officer
Red Robin Gourmet Burgers, Inc.
10000 E. Geddes Avenue, Suite 500
Englewood, CO 80112

       Re: Red Robin Gourmet Burgers, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-34851
Dear Todd Wilson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services